GUARDIAN VARIABLE PRODUCTS TRUST
10 Hudson Yards
New York, NY 10001

January 7, 2022

VIA EDGAR

Mr. Patrick Scott

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549

Re:	Guardian Variable Products Trust (the “Trust”) File Nos. 333-210205; 811-23148

Dear Mr. Scott:

On behalf of the Trust, this letter responds to the comments on the preliminary proxy statement filed by the Trust on EDGAR on December 20, 2021 (the “Proxy Statement”) that were provided to Corey F. Rose of Dechert and me by telephone on January 3, 2022 by the staff of the Securities and Exchange Commission (“Commission”). Set forth below are the staff’s comments and the Trust’s responses. We note that any capitalized terms not defined herein have the same definitions provided in the Proxy Statement.

1. Comment: Please disclose in the Proxy Statement whether the two Proposals are contingent on one another.

Response: The requested disclosure is included in the Proxy Statement on page 2.

2. Comment: Please confirm that the Proxy Statement contains full disclosure of the board’s considerations with respect to each Proposal including, if applicable, any adverse circumstances.

Response: The Trust confirms that the Proxy Statement contains a full description of the primary factors the Board considered in connection with its determination to approve the respective Proposals, including any adverse circumstances. However, in response to this comment, the Trust has revised the Proxy Statement to add further clarification.

3. Comment: In Proposal One, please clarify what is covered by the Order and elaborate on the responsibilities of the Manager in supervising sub-advisers.

Response: The Trust believes that the Proxy Statement contains adequate disclosure regarding what is covered by the Order and respectfully declines to add further language in this regard.

However, the Trust has revised the Proxy Statement in response to this comment to provide additional information regarding the responsibilities of the Manager in supervising sub-advisers.

We believe that the foregoing has been responsive to your comments. Please contact the undersigned at (212) 598-1297 or Corey F. Rose of Dechert LLP at (202) 261-3314 if you wish to discuss this correspondence further.

Sincerely,

/s/ Kathleen M. Moynihan

Kathleen M. Moynihan
Senior Counsel

Copy to:            Corey F. Rose, Dechert LLP

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